Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter 2019 Unaudited Financial Results

WUHAN, China, November 27, 2019 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2019.

Third Quarter 2019 Highlights

•	Total net revenues for the third quarter of 2019 increased by 81.3% to RMB1,858.5 million (US$261.0 million) from RMB1,024.8 million in the same period of 2018.

•

Gross profit increased by 450.5% to RMB316.8 million (US$44.5 million) from RMB57.5 million in the same period of 2018, implying a gross margin of 17.0% in the third quarter of 2019 compared with 5.6% in the same period of 2018.

•

Net loss was RMB165.4 million (US$23.2 million) for the third quarter of 2019, compared with RMB220.5 million in the same period of 2018, implying a net loss margin of 8.9% compared with 21.5% in the same period of 2018.

•

Adjusted net income[1] was RMB72.2 million (US$10.1 million) for the third quarter of 2019, implying an adjusted net margin of 3.9%, compared with an adjusted net loss of RMB214.2 million in the same period of 2018.

•	Average MAUs[2] reached 163.6 million in the third quarter of 2019, representing an increase of 14.7% from 142.7 million in the third quarter of 2018.

•	Average mobile MAUs reached 52.1 million in the third quarter of 2019, representing an increase of 26.1% from 41.3 million in the third quarter of 2018.

•	Quarterly average paying user count reached 7.0 million in the third quarter of 2019, representing an increase of 66.0% from 4.2 million in the third quarter of 2018.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “Our business maintained a solid growth trajectory in the third quarter of 2019. Moreover, our user base, particularly our mobile MAUs, continued to expand as we took advantage of the continuous gamer and eSports population growth in China, summer holiday season, introduction of several new mobile phone models, and blockbuster game title launches. In addition, we made substantial improvements in both user engagement and monetization efficiency during the quarter by continuously enriching our content, enhancing user-streamer interactions, and upgrading our streamer management system. Such operational improvements in turn contributed to our total revenue growth.”

Mr. Hao Cao, Vice President of DouYu, commented, “We are pleased to achieve continuous revenue growth for the third quarter of 2019. Our gross and adjusted net profit margin expanded due to our effective cost control efforts and improved operating leverage. We will strive to achieve revenue growth, further improve our operational efficiency, and explore additional monetization opportunities going forward.”

Third Quarter 2019 Financial Results

Total net revenues for the third quarter of 2019 increased by 81.3% to RMB1,858.5 million (US$261.0 million) from RMB1,024.8 million in the same period of 2018, primarily due to the increase in live streaming revenues.

1

“Adjusted net income” is defined as net income adding back share-based compensation expenses, share of loss (income) in equity method investments, and impairment loss of investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

2

Refers to the average total MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users for each month of such period, by (ii) the number of months of such period. MAUs refers to the number of active users, including active PC users and active mobile users in a given month. Active users refers to users who visited the Company’s platform through PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by the Company’s website when users visited the Company’s platform through PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched the Company’s mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access the Company’s platform with more than one independent cookie or using more than one mobile device and multiple individuals may access the Company’s services with the same independent cookie or using the same mobile device.

Live streaming revenues increased by 83.0% to RMB1,662.4 million (US$233.4 million) in the third quarter of 2019 from RMB908.4 million in the same period of 2018, primarily driven by increases both in the number of paying users and ARPPU3 as the Company implemented effective monetization strategies, upgraded product features, diversified its high-quality content offerings, and enhanced user experience.

Advertising and other revenues increased by 68.5% to RMB196.1 million (US$27.5 million) in the third quarter of 2019 from RMB116.4 million in the same period of 2018, as the Company was able to capitalize on the broadening of its brand awareness while increasing the number of integrated promotional activities during live streaming.

Cost of revenues increased by 59.4% to RMB1,541.7 million (US$216.5 million) in the third quarter of 2019 from RMB967.3 million in the same period of 2018, primarily attributable to increased revenue sharing fees and content costs.

Revenue sharing fees and content costs increased by 66.0% to RMB1,308.8 million (US$183.8 million) in the third quarter of 2019 from RMB788.5 million in the same period of 2018, primarily due to: 1) increases in revenue sharing fees which were in line with increases in total net revenues, and 2) increases in content costs attributable to the Company’s investments in eSports-related and self-produced content.

Bandwidth costs increased by 6.1% to RMB150.8 million (US$21.2 million) in the third quarter of 2019 from RMB142.2 million in the same period of 2018, primarily due to the increases in bandwidth usage caused by higher traffic and user engagement on the platform, offset by a lower unit purchase price and improved utilization efficiency as a result of technology upgrades.

Gross profit increased by 450.5% to RMB316.8 million (US$44.5 million) in the third quarter of 2019 from RMB57.5 million in the same period of 2018. Gross margin increased to 17.0% in the third quarter of 2019 from 5.6% in the same period of 2018.

Sales and marketing expenses increased by 18.6% to RMB173.2 million (US$24.3 million) in the third quarter of 2019 from RMB146.0 million in the same period of 2018. The increase was mainly attributable to share-based compensation expenses recognized following the Company’s IPO as well as the increased efforts in promoting eSports content and brand awareness marketing activities.

Research and development expenses increased by 47.2% to RMB119.9 million (US$16.8 million) in the third quarter of 2019 from RMB81.4 million in the same period of 2018, mainly due to share-based compensation expenses recognized following the Company’s IPO as well as enhanced research and development efforts for various business segments.

General and administrative expenses increased by 326.3% to RMB232.9 million (US$32.7 million) in the third quarter of 2019 from RMB54.6 million in the same period of 2018, mainly due to share-based compensation expenses recognized following the Company’s IPO.

Other operating income, net was RMB11.8 million (US$1.7 million) for the third quarter of 2019, compared with RMB16.4 million in the same period of 2018.

Operating loss was RMB197.4million (US$27.7 million) in the third quarter of 2019, compared with RMB208.1 million in the same period of 2018.

Adjusted operating income in the third quarter of 2019, which adds back share-based compensation expenses, was RMB30.8 million (US$4.3 million), compared with an adjusted operating loss of RMB203.7 million in the same period of 2018.

Income tax expenses were nil for the third quarter of 2019 and 2018, due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net loss was RMB165.4 million (US$23.2 million) in the third quarter of 2019, compared with RMB220.5 million in the same period of 2018.

[3]	“ARPPU” refers to average live streaming revenue per paying user in a given period.

Adjusted net income, which excludes share-based compensation expenses, share of loss (income) in equity method investments, and impairment loss of investments, was RMB72.2 million (US$10.1 million) in the third quarter of 2019, implying an adjusted net margin of 3.9%, compared with an adjusted net loss of RMB214.2 million in the same period of 2018.

Basic and diluted net loss per ADS4 were both RMB0.59 (US$0.08), and adjusted basic and diluted net income per ADS were both RMB0.26 (US$0.04) for the third quarter of 2019.

Business Outlook

The Company expects its total net revenues to be in the range of RMB1,960 million to RMB2,030 million in the fourth quarter of 2019, representing year-over-year growth between 68.9% and 75.0%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 27, 2019, at 8:00 a.m. Eastern Time or 9:00 p.m. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	4090529

The replay will be accessible through December 4, 2019, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10136827

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

[4]	Every ten ADSs represent one ordinary share.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income(loss) is calculated as net loss adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment loss on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the non-cash impact of (i) share-based compensation expenses, (ii) share of loss (income) in equity method investments and (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1218 to US$1.00, the noon buying rate in effect on September 27, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 27, 2019, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Joy Yin

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2018	2019	2019
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	5,562,205	8,216,706	1,153,740
Account receivables, net	129,465	194,460	27,305
Prepayment	135,755	86,007	12,076
Amounts due from related parties	64,070	57,508	8,075
Other current assets	225,514	185,778	26,086

Total current assets	6,117,009	8,740,459	1,227,282

Property and equipment, net	50,428	44,262	6,215
Intangible assets, net	131,014	196,916	27,650
Investments	134,252	145,126	20,378
Goodwill	13,568	31,165	4,376
Other non-current assets	48,581	63,242	8,880

Total non-current assets	377,843	480,711	67,499

TOTAL ASSETS	6,494,852	9,221,170	1,294,781

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts Payable	800,370	982,571	137,967
Advances from customers	9,708	37,775	5,304
Deferred revenue	112,072	210,660	29,580
Accrued expenses and other current liabilities	313,455	303,782	42,655
Amounts due to related parties	1,628,308	257,270	36,124

Total current liabilities	2,863,913	1,792,058	251,630

Deferred revenue	—	50,045	7,027

Total non-current liabilities	—	50,045	7,027

TOTAL LIABILITIES	2,863,913	1,842,103	258,657

Convertible redeemable preferred shares	6,644,823	—	—

Shareholders’ equity (deficit)
Ordinary shares	5	22	3
Additional paid-in capital	48,989	10,340,241	1,451,914
Accumulated deficit	(3,388,471)	(3,510,317)	(492,897)
Accumulated other comprehensive income	325,593	537,558	75,481

Total DouYu Shareholders’ equity (deficit)	(3,013,884)	7,367,504	1,034,501
Non-controlling interests	—	11,563	1,623

Total Shareholders’ Equity (Deficit)	(3,013,884)	7,379,067	1,036,124

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	6,494,852	9,221,170	1,294,781

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1218 to US$1.00, the noon buying rate in effect on September 27, 2019, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Net Revenues	1,024,820	1,872,729	1,858,476	260,956	2,494,211	5,220,328	733,007

Cost of revenues	(967,276)	(1,571,679)	(1,541,670)	(216,472)	(2,379,447)	(4,399,344)	(617,729)

Gross profit	57,544	301,050	316,806	44,484	114,764	820,984	115,278
Operating expenses (2)
Sales and marketing expenses	(146,029)	(167,759)	(173,249)	(24,327)	(365,659)	(464,577)	(65,233)
Research and development expense	(81,428)	(84,404)	(119,862)	(16,830)	(236,894)	(283,686)	(51,912)
General and administrative expenses	(54,634)	(73,344)	(232,907)	(32,703)	(122,744)	(369,710)	(39,833)
Other operating income, net	16,409	14,497	11,840	1,663	37,641	41,222	5,788

Total operating expenses	(265,682)	(311,010)	(514,178)	(72,197)	(687,656)	(1,076,751)	(151,190)

Loss from operations	(208,138)	(9,960)	(197,372)	(27,713)	(572,892)	(255,767)	(35,912)
Other expenses, net	516	(3,766)	(11,104)	(1,559)	(713)	(14,982)	(2,104)
Foreign exchange gains (losses)	(51,586)	—	—	—	(78,755)	32,045	4,500
Interest Income, net	40,608	35,166	42,118	5,914	53,159	111,236	15,619

Income (loss) before income taxes	(218,600)	21,440	(166,358)	(23,358)	(599,201)	(127,468)	(17,897)
Income tax expenses	—	—	—	—	—	—	—
Share of income (loss) in equity method investments	(1,882)	1,716	958	135	(5,648)	3,375	474

Net income (loss)	(220,482)	23,156	(165,400)	(23,223)	(604,849)	(124,093)	(17,423)
Less: Net loss attributable to non-controlling interest	—	(880)	(763)	(107)	—	(2,247)	(316)

Net income (loss) attributable to DouYu	(220,482)	24,036	(164,637)	(23,116)	(604,849)	(121,846)	(17,107)

Net income (loss) per ordinary share
Basic	(27.34)	0.86	(5.88)	(0.83)	(75.19)	(8.29)	(1.16)
Diluted	(27.34)	0.82	(5.88)	(0.83)	(75.19)	(8.29)	(1.16)
Net income (loss) per ADS(3)
Basic	—	—	(0.59)	(0.08)	—	(0.83)	(0.12)
Diluted	—	—	(0.59)	(0.08)	—	(0.83)	(0.12)

Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	8,063,790	8,063,790	27,992,342	27,992,342	8,132,929	14,706,641	14,706,641
Diluted	8,063,790	29,351,365	27,992,342	27,992,342	8,132,929	14,706,641	14,706,641

Weighted average number of ADS used in calculating net income (loss) per ADS(3)
Basic	—	—	279,923,419	279,923,419	—	147,066,406	147,066,406
Diluted	—	—	279,923,419	279,923,419	—	147,066,406	147,066,406

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1218 to US$1.00, the noon buying rate in effect on September 27, 2019, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Research and development expenses	—	—	33,289	4,674	—	33,289	4,674
Sales and marketing expenses	—	—	15,754	2,212	—	15,754	2,212
General and administrative expenses	4,394	27,383	179,173	25,158	13,181	224,386	31,507

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Loss from operations	(208,138)	(9,960)	(197,372)	(27,713)	(572,892)	(255,767)	(35,912)
Add:
Share-based compensation expenses	4,394	27,383	228,216	32,044	13,181	273,429	38,393

Adjusted Operating income (loss)	(203,744)	17,423	30,844	4,331	(559,711)	17,662	2,481

Net income (loss)	(220,482)	23,156	(165,400)	(23,223)	(604,849)	(124,093)	(17,423)
Add:
Share-based compensation expenses	4,394	27,383	228,216	32,044	13,181	273,429	38,393
Share of income (loss) in equity method investments	1,882	(1,716)	(958)	(135)	5,648	(3,375)	(474)
Impairment loss of investment	—	3,790	10,311	1,448	—	14,101	1,980

Adjusted net income (loss)	(214,206)	52,613	72,169	10,134	(586,020)	160,062	22,476

Net income (loss) attributable to DouYu	(220,482)	24,036	(164,637)	(23,116)	(604,849)	(121,846)	(17,107)
Add:
Share-based compensation expenses	4,394	27,383	228,216	32,044	13,181	273,429	38,393
Share of income (loss) in equity method investments	1,882	(1,716)	(958)	(135)	5,648	(3,375)	(474)
Impairment loss of investment	—	3,790	10,311	1,448	—	14,101	1,980

Adjusted net income (loss) attributable to DouYu	(214,206)	53,493	72,932	10,241	(586,020)	162,309	22,792

Adjusted net income (loss) per ordinary share
Basic	(26.56)	4.51	2.61	0.37	(72.87)	11.04	1.55
Diluted	(26.56)	1.91	2.61	0.37	(72.87)	11.04	1.55

Adjusted net income (loss) per ADS(2)
Basic	—	—	0.26	0.04	—	1.10	0.16
Diluted	—	—	0.26	0.04	—	1.10	0.16

Weighted average number of ordinary shares used in calculating diluted net income (loss) per ordinary share	8,063,790	29,351,365	27,992,342	27,992,342	8,132,929	14,706,641	14,706,641
Less: Restricted Share Units	—	(1,381,470)	—	—	—	—	—

Weighted average number of ordinary shares used in calculating adjusted diluted net income (loss) per ordinary share	8,063,790	27,969,895	27,992,342	27,992,342	8,132,929	14,706,641	14,706,641

Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	8,063,790	8,063,790	27,992,342	27,992,342	8,132,929	14,706,641	14,706,641
Diluted	8,063,790	27,969,895	27,992,342	27,992,342	8,132,929	14,706,641	14,706,641

Weighted average number of ADS used in calculating net income(loss) per ADS(2)
Basic	—	—	279,923,419	279,923,419	—	147,066,406	147,066,406
Diluted	—	—	279,923,419	279,923,419	—	147,066,406	147,066,406

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1218 to US$1.00, the noon buying rate in effect on September 27, 2019, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.